Exhibit 99.1

GasLog Ltd. Announces Sale and Leaseback of GasLog Salem

Hamilton, Bermuda, October 13, 2021 — GasLog Ltd. (“GasLog” or “Company”) today announced the completion of the sale of GasLog Salem to a wholly owned subsidiary of China Development Bank Leasing (“CDBL”) for $128 million, releasing approximately $22 million of incremental liquidity. Concurrent with the sale, GasLog will bareboat charter-in the vessel from CDBL for a period of 5 years, ending in October 2026, with no obligation to purchase the vessel at the end of the lease.

The GasLog Salem is a 155,000 cubic meter LNG carrier with tri-fuel diesel electric propulsion built in 2015. The vessel is currently on charter to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. until March 2022.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 16 are owned by GasLog, four have been sold and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned or chartered-in by the Company’s subsidiary, GasLog Partners.